SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2023

G. Willi-Food International Ltd.
(Translation of registrant’s name into English)

4 Nahal Harif St., Yavne, Israel 81106
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Attached hereto and incorporated by reference herein is a press release, dated January 17, 2023, titled: "G Willi announces appointment by Board of Directors of Joseph Williger as new Chief Executive Officer”.

This Report on Form 6-K is hereby incorporated by reference into the Company's Registration Statement on Form S-8 (File No. 333-266312).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

G. Willi-Food International Ltd. By: /s/ Yitschak Barabi Name: Yitschak Barabi Title: Chief Financial Officer

Date: January 17, 2023

FOR IMMEDIATE RELEASE

G WILLI ANNOUNCES APPOINTMENT BY BOARD OF DIRECTORS OF JOSEPH
WILLIGER AS NEW CHIEF EXECUTIVE OFFICER

YAVNE, Israel – January 17, 2023-- G. Willi-Food International Ltd. (NASDAQ: WILC) (the “Company” or “Willi Food”), a global company that specializes in the development, marketing and international distribution of kosher foods, announced today that the Company’s board of directors has appointed Mr. Joseph Williger, one of the Company’s controlling shareholders and until now its Co-Chairman of the Board, as CEO to replace Mr. Erez Viner whose term of officer as CEO of the Company will end effective today. Mr. Viner will continue to provide his services to the company in the field of business development, logistic operation and leading the establishment of the company's new logistic center. Mr. Williger’s appointment as CEO is subject to approval of the shareholders in accordance with the provisions of the Companies Law, 5799-1999. The Company intends to convene a shareholder meeting for this purpose in the near future.

ABOUT G. WILLI-FOOD INTERNATIONAL LTD.

G. Willi-Food International Ltd. (http://www.willi-food.co.il) is an Israeli-based company specializing in high-quality, great-tasting kosher food products. Willi-Food is engaged directly and through its subsidiaries in the design, import, marketing and distribution of a wide variety of over 600 food products world-wide. The Company's products are marketed and sold to approximately 1,500 customers and 3,000 selling points in Israel, including to supermarket chains, wholesalers and institutional consumers. The Company markets most of its products under the brand name “Willi-Food,” and some of its chilled and frozen products under the brand name “Euro European Dairies”. Certain products are marketed under brand names of other manufacturers or under other brand names. In addition, the Company distributes some of its products on an exclusive basis

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding trends, demand for our products and expected sales, operating results, and earnings. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements. These risks and other factors include but are not limited to: monetary risks including changes in currency exchange rates- especially the NIS/U.S. Dollar exchange rate, payment default by any of our major clients, the loss of one of more of our key personnel, changes in laws and regulations, including those relating to the food distribution industry, and inability to meet and maintain regulatory qualifications and approvals for our products, termination of arrangements with our suppliers, in particular Arla Foods, loss of one or more of our principal clients, increase or decrease in global purchase prices of food products, increasing levels of competition in Israel and other markets in which we do business, changes in economic conditions in Israel, including in particular economic conditions in the Company's core markets, our inability to accurately predict consumption of our products, our inability to successfully integrate our recent acquisitions, insurance coverage not sufficient enough to cover losses of product liability claims and risks associated with product liability claims. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading "Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 2021, filed with the Securities and Exchange Commission on March 15, 2022. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. We do not assume any obligation to update the forward-looking information contained in this press release.

Company Contact:

G. Willi Food International Ltd.
Yitschak Barabi, CFO
 (+972) 8-932-1000
itsik.b@willi-food.co.il